FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY-HELD COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“Company” or “GPA”), in compliance with Brazilian Law No. 6.404/76 and CVM Instruction No. 358/02, announces to its shareholders and the Market in general that entered on this date into a Share Purchase Agreement with Leji Investimentos Ltda. (“James Delivery”), by which the Company shall acquire shares representing 100% (one hundred percent) of the capital stock of James Deliver upon the fulfillment of the suspensive conditions. Until the conclusion of the transaction, James Delivery will provide services to GPA, as described below. Yet, such acquisition is not subject to the provisions set forth in Article 256 of Brazilian Law No. 6404/76.

James Delivery is a Brazilian start-up that offers a multiservice ordering and delivering platform, ranging from items sold in supermarkets to restaurants and drugstores. Such transaction is aligned with the Company’s omnichanel strategy in a long-term view. The acquisition also gives the Company access to a new business niche, the SuperApps – a platform that allows users to receive a wide range of products from selected partners in “consumers verticals relations” in a single hour, such as supermarkets, convenience stores, drugstores, restaurants and others. This new offer complements the delivery methods that the Company already offers to its customers, such as: purchase in physical store, next day deliveries, same day deliveries and express deliveries (in up to four hours) and Click & Collect (online shopping to be collected in a physical store).

“It’s a unique opportunity to significantly accelerate our omnichanel strategy, offering to our customers more diverse and customize solutions for their purchases.”, said Peter Estermann, CEO of GPA. For Estermann, the acquisition puts GPA in a different level in relation to the expansion of delivery services to customers, associated with an innovation environment and in a disruptive way. “They have a distinctive technology, a highly skilled team, a very good operational knowledge of the business and a clear strategic vision that is fully aligned with out guidelines.” said GPA’s CEO.

As of tomorrow, the products of the Company's banners in Curitiba / PR (Pão de Açúcar and Extra) will be offered at James Delivery’s platform with a high level of integration between channels and a differentiated customer experience. In the medium term, the Company will have James Delivery as its only multiservice platform, whose verticals will be served by the Company's own banners or by selected partners in verticals where the group does not operate, providing a differentiated revenue generation for the Company and such partners.

"We are very pleased with this partnership," said Lucas Ceschin, co-founder and CEO of James Delivery. With the support of GPA, we will be able to accelerate our vertical growth in the retail, offering a totally integrated experience with the physical stores of the Group. This will be a strong differential to bring more value to our customers across all verticals of James", says Ceschin.

About James Delivery

The first multiservice platform in Brazil, James Delivery is managed by four founders: Lucas Ceschin, Eduardo Petrelli, Ivo Roveda and Juliano Hauer. Headquartered in Curitiba, Paraná, the team has 18 collaborators and a base of 700 deliverers, and was a finalist in the selection of Liga Retail program, the first retail start-up acceleration program sponsored by GPA on August 02, 2018. https://www.jamesdelivery.com.br/

São Paulo, December 10, 2018.

Daniela Sabbag

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 10, 2018	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.